SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Nextdoor Holdings, Inc.
(Name of Issuer)
Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

65345M 108
(CUSIP Number)

John Orta
Head of Legal and Corporate & Business Development and Secretary
c/o Nextdoor Holdings, Inc.
420 Taylor Street
San Francisco, California 94012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Cynthia C. Hess
Ethan A. Skerry
Ran D. Ben-Tzur
Michael S. Pilo
Katherine K. Duncan
Fenwick & West LLP
801 California Street Mountain View, CA 94041
(650) 988-8500

November 5, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Sarah Friar
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 11,285,562
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 11,285,562
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,285,562 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (2)
(14)	Type of Reporting Person (See Instructions): PN
(1) Consists of 10,785,562 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held directly by Sarah Friar, 3,852,047 of which are subject to repurchase by the Company, and (2) Consists of 500,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer held directly by Sarah Friar, as a PIPE Investor, as defined below . The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common

Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer's certificate of incorporation.
(2) Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 78,953,663 shares of Class A Common Stock outstanding as of November 5, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,645,139 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,645,139 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,645,139 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.2% (2)
(14)	Type of Reporting Person (See Instructions): OO
(1) Consists of 2,645,139 shares of Class B Common Stock of the Issuer held directly by Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019. The rights of the holders of Class A Common Stock and Class B Common Stock are generally identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock upon the occurrence of certain events as set forth in the Issuer's certificate of incorporation.

(2) Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 78,953,663 shares of Class A Common Stock outstanding as of November 5, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).

ITEM 1.	SECURITY AND ISSUER
This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Nextdoor Holdings, Inc. (the “Issuer”). The Issuer also has Class B common stock, $0.0001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer’s certificate of incorporation. The address of the principal executive offices of the Issuer is 420 Taylor Street, San Francisco, California 94102.

ITEM 2.	IDENTITY AND BACKGROUND
This Schedule 13D is being filed by the following persons (each a “Reporting Person”):
i.Sarah Friar, a United States citizen; and
ii.Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019, a grantor retained annuity trust.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The information set forth or incorporated by reference in Item 6 of this statement is incorporated by reference into this Item 3.
As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Merger (as defined below) contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

ITEM 4.	PURPOSE OF TRANSACTION
The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.
On November 5, 2021 (the “Closing Date” of the “Merger” as defined below and described in Item 6 of this Statement), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 13,930,701 shares of Common Stock in the Merger.
The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

Sarah Friar, serves as the Chief Executive Officer, President, and as the Chairperson on the board of directors of the Issuer, and was appointed to such positions effective immediately following the Effective Time of the Merger (as defined below). The Reporting Persons may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing of the Shares or other securities of the Issuer; (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.
In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Ms. Friar in her fiduciary capacity as an officer and director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.
The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 78,953,663 shares of Class A Common Stock outstanding as of November 5, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the Reporting Person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person pursuant to the Exchange Act).
Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019 owns 2,645,139 shares of Class B Common Stock, which represents approximately 3.2% of the outstanding Common Stock. Sarah Friar is the Trustee of Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019 and may be deemed to beneficially own the shares of stock held directly by Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019.
Sarah Friar directly owns 10,785,562 shares of Class B Common Stock, 3,852,047 of which are subject to repurchase by the Company, which represents approximately 12.0% of the outstanding Common Stock.
(c) Except as described herein, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Agreement and Plan of Merger
On November 5, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of July 6, 2021 (the “Merger Agreement”), by and among the Issuer (f/k/a Khosla Ventures Acquisition Co. II), Lorelei Merger Sub Inc. (“Merger Sub”) and Nextdoor Holdings, Inc. (f/k/a Nextdoor, Inc., “Nextdoor Holdings”), Merger Sub merged with and into Nextdoor Holdings (the “Merger”), with Nextdoor Holdings surviving the Merger as a wholly owned subsidiary of the Issuer.
At the Effective Time of the Merger on November 5, 2021 (the “Effective Time”), each share and equity award of Nextdoor Holdings outstanding as of immediately prior to the Effective Time was canceled and exchanged for the right to receive shares of Common Stock of the Issuer or comparable equity awards that are settled or are exercisable for Common Stock of the Issuer. Pursuant to the Merger Agreement, Sarah Friar received 10,785,562 shares of Class B Common Stock, Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019 received 2,645,139 shares of Class B Common Stock.
Registration Rights Agreement
Pursuant to the Merger Agreement, on the Closing Date, the Issuer entered into an Amended and Restated Registration Rights Agreement with Sarah Friar, Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019 and certain other parties thereto (the “Registration Rights Agreement”), pursuant to which the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, certain shares of Common Stock and other equity securities that are held by the parties thereto from time to time.
PIPE Subscription Agreements
In connection with the Merger and substantially concurrent with the execution of the Merger Agreement, Merger Sub entered into subscription agreements (each, a “Subscription Agreement”) with each of the investors in the PIPE Investment (as defined below) (including with certain of Merger Sub’s directors and officers and affiliates of Khosla Ventures SPAC Sponsor II LLC (the “Sponsor”), affiliates of Nextdoor and other third parties) (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and KVSB agreed to issue and sell to the PIPE Investors, an aggregate of 27,000,000 shares of New Nextdoor Class A common stock at a price of $10.00 per share (the “PIPE Shares”), for aggregate gross proceeds of $270,000,000, which we refer to as the “PIPE Investment.” KVSB granted the PIPE Investors certain registration rights in connection with the PIPE Investment. The issuance and sale of the PIPE Shares was consummated concurrently with the closing of the Merger.
Lock-Up
Pursuant to the Company’s Bylaws, Sarah Friar, and Sarah Friar 2019 NXTDR Grantor Retained Annuity Trust dated November 20, 2019 are restricted from selling or transferring any of its shares of Common Stock (the “Lock-up Shares”) for certain periods of time, subject to certain exceptions. Under the Bylaws, and subject to certain customary exceptions, such lockup restrictions applicable to the Lock-up Shares began at the Closing and will end on the date that is 180 days following the Closing. If, after Closing, the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement and Lock-Up do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 2, 3 and 4 to this Statement, respectively, and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2
Agreement and Plan of Merger, dated as of July 6, 2021, by and among the Issuer, Merger Sub and Nextdoor Holdings (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 12, 2021).

Exhibit 3
Amended and Restated Registration Rights Agreement, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.5, to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 12, 2021).

Exhibit 4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2, to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 12, 2021).

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: November 15, 2021

SARAH FRIAR

By:	/s/ Sarah Friar

Exhibit 1
JOINT FILING AGREEMENT
The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.
Dated: November 15, 2021

SARAH FRIAR 2019 NXTDR GRANTOR RETAINED ANNUITY TRUST DATED NOVEMBER 20, 2019

By:	/s/ Sarah Friar
Sarah Friar, Trustee